2024 REPORT

Immersed


VISOR

LETTER

Dear investors,

Over the past year, Immersed has made remarkable strides in delivering a virtual workplace that truly solves focus and collaboration. We refined our platform, expanded our community, and introduced Visor, our cutting-edge headset that's revolutionizing immersive work (higher resolution than Apple's headset, but 70% lighter weight). Visor has already garnered enthusiastic excitement, attracting new users who share our vision for the next generation of computing. Your support fueled every milestone—thank you for believing in us. We're proud of our progress and can't wait to shape the future of work together.

We need your help!

Share on social media about our latest crowdfunding rounds, help us spread the word about Visor, connect us with potential partners, and contribute user feedback to shape our product's next iteration. We also value introductions to talent in engineering, marketing, and beyond. Your hands-on involvement amplifies our mission and helps us scale more effectively. Referrals and introductions go a long way in helping us expand.

Sincerely,

Renji Bijoy

Founder & CEO/CTO

How did we do this year?

REPORT CARD

A-

☺ The Good

Hit over 1.3B views across social media with $0 spent on ads (900M views on Youtube alone).

Thousands of Visors were pre-ordered.

Over doubled our userbase.

☹ The Bad

3-month delay in Visor deliveries.

Didn't make as much revenue as we had liked due to Visor delivery delay.

Software revenue stayed linear.

2024 At a Glance

January 1 to December 31


$$$$

$659,590 +199%
Revenue



-$14,269,329
Net Loss


IOU!

$10,265,487 +283%
Short Term Debt



$4,981,900
Raised in 2024



$1,589,997
Cash on Hand
As of 01/17/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$220,413
-$5,307,684
$659,590
-$14,269,329
2023
2024

Net Margin: -2,163% Gross Margin: 76% Return on Assets: -1,567% Earnings per Share: -$1.01

Revenue per Employee: $25,369 Cash to Assets: 27% Revenue to Receivables: 577

Debt Ratio: 1,632%

Immersed_Inc_2022_Financial_Statements___Audit_Report.pdf

Immersed_Inc._Audited_Financials_2023-2022_-_Alice.CPA.pdf

2023___2024_financial_statements__audited__4.14.25.pdf

We ❤ Our 4,677 Investors

Thank You For Believing In Us

Gregory Erb
Mathew George
William Ray
Ebony James
Binu Kunjummen
German Q Cruz
Hector Mejia
Gunter Van Den...
Richard Hill
Paul King
Gyasi Massey
Faisal Fahad J Alotaibi
Birun Balami
Patrick McCarthy
Susan Desilva
Leslie Garcia Munoz
Yasmin Huff
Sunwoo Kim
Chatri Jhunjhnuwala
Morten Hagland...
Jeremy Edberg
Jose Miguel Legaspi
Exel Fairclough
Rickey Brookins
Shumaiya Shaikh
Denis Kalugin
Nadia Busey
Rob Lauria
Nolan McMichael
Chris Yerbey
Nathan Goromonzi
David DiLoreto
Jennifer White
Leon Boone
Leslie Taylor
Ricardo Cajuste
Logan Gibson
Avinash Kustagi
Barry Berkson
DiGennaro Prosper
Debora Monaghan
Ozem Jones
Valerie Griswold
Timothy Dick
Dvir Gefen
Lyle Notice
Cody Pinto
Gary L. Frazier
Anebi Agbo
Martin Pedersen
Lucian Melendrez
Gordon DuQuesnay
Jamey Isom
Iuliia Lozovaia
Kenneth Wells
Randy R Osborn
Benny M Koontz
Leon Dingle
Nicky Golbahar
J.J Furlano

Chakrapani Innamuri
Adel Ali Al-Malki
J. A
Michael G. Dickerson
Keith Davis
Bruce LaPlante
Ana Reynoso
Kayne Tan
Mirko Turrina
Shaun McDuffee
Blake Mariage
Laxman Khanal
Narapati Bhattarai
Raymond Brown
Angelica Toussaint
Veronica Johnson
Spencer Hahn
David Wright
Subrata PAL
Jefferson Dent
Robert KANG
Vamshi Vangapally
Derrik Oates
Nelson A Legaspi
Rumailah Buenavente
Nahiem Hood
Javed Alam
Tom Cochrane
Travis Grace
Jarvis Campbell
Lars Anderson
Meredith Webb
Anne Sturgill
Stanley Chan
Milton T. Nettles. Ed.D.
Latosha Prayer
Ridzuan Ahmad
Martin Adams
Geraldo Pilon
Manish Chabria
Bradley L Baker
Roger Blonder
Tatiana Griffiths
Sean Hanagan
Duke Duncan
Andrew A. Philip
Philip Mathews
Sean Gibson
Srikarthi...
Kekura Musa
Bijoy Samuel
Arthur Klimczak
Sandeep Dar
Per Erik Vitasp
Hailey Kilian
Woodrow Wilson
Alicia Higareda
Zabar Akbar
Massimo DiMeo
Andre Harrell

Bruce Swygert
David Chambers
Scott Place
J.R. Coleman
Joyce Lassiter
Robert Clark
Duane Pooley
Keely Jackson
Mark Bruckner
Antoine Tardif
Logan Haire
Rohith Alimeti
Joseph Oseghale
Maria Nenita Gaite
Kameron Stanley
Tanya Deering
Sanjeev Munjal
Paul Sawaya
Scott E Kaplan
Daniel Ha
Steven Gao
Olu Mabogunje
Kevin Pires
Eric Internicola
Ted Chu
Sanjay Ramchandani
Karmel Bagot
Cheryl Waiters
Ava J Owens
Jose Acosta
Mohan MATHEW
Nicholas Miyasato
Hiram Wong
Jill Powell
Carlos Cervantes
Quang Ho
John Taiwo Ojoko
Amanda Hill
Ricardo Stieglitz
Dan Herrin
Dennis Ramos
Robert Holder
Patrick Spaulding...
Brad Kessler
Chaim Yoel
Kuriachan Udupp
Cassidy Sanchez
Bren Sweeney
BENJAMIN KINCAID
Gaurav Shankar
Donald Runnells
Dennis Chen
Lorraine J Reinhart
óskar A. Hjartarson
Russell Xavier
Frank Rodgers
Winston Liu
Tom Wright
Johnny Linebarger
Allen J Gebert

Robert Paxton
Margaret Brown
Roger Austin
Isaac Donkor
Melvin O'neil...
Kirit Patel
Joel Trinidad
George Simons
Kenneth Udell
Terry Genners
Francisco Malafaya
Bryian Tan
Sriram Sundararajan
Michelle Ocasio
Alice Mcquaid
Marisa Trapani
Emilio Martin
Jason Holdsworth
Elton Pereira
Marek Vrba
Yoav Getzler
Bhim Bhattarai
Sujit Jadhav
Wesley Wierson
Patrick Henshaw
Sumith Jain
Joel Debique
Troy James
Mike Diaz
Fowana Terry
William Pennington
Jacob Nelson
Bing Pang
Gregory Rodriguez
Tanesha Honeygan
Vladimir Brichkov
Jeff Lazcano
Raul Torrenegra M
Kjell Kling
Terry Alldredge
Prasad Bagewadi
Michael Mooring
Badal Haider
Christine C Groethe
Srihari Belur...
Reeba John
Kristin Retherford
Mical Salmonson
Leroy Young
Christy Johnson
Louis Peterson
Felix Nwokolo
Rachel Baygboe...
Caroline Saunders
Robert Ritch
Kevin Rivera
Cath Clayton
Ramon Sacal
Willis Blakely
Durrel Lewis

Martin Brenner
Jacqueline C Edwards
Anthony Weijia Ayala
Leonard Degnan
Sharath Ramesh
Thomas Caden
Larry Heller
Aaron Morgan
Valtetsiotis Sotirios
Tevita Moce
Tan Quan Nguyen
Jeremy Miller
Garrett Menichini
Tejesh Tj Mehta
TaShauna Horton
Jana MCMAHON
Harish Damodhardas...
Herman Venter
Alan Jacobson
Jacob Thomsen
Sean Dougherty
Michelle Laucke
David Macario
Peter Harris
Grey Damien
Jeremy Colon
Steven L Tray
Joseph Apger Sr.
Nancy Ramos
Adric Samuel
Cody Chlebowski
Sean P Stites
Jason G Croft
Melroy Antao
David Schroeder
John Mccarthy
Zhi Wei Cheng
Robert Fleury
Robert Porter
John W. Fiege
Sadhasivaraj Nadaraj...
Joseph Lizyness
Jaime Matus
Steven Pong
Stephen Gellatly
Janusz Toczko
Gavin Cowie
Gregory Burris
Kanaiyalal R Madhvani
Daniel Ortiz
Roger Evans
Laurent Shumbusha
Lisa Bright
Manuel Beltran
Trippy Jack
Jackie Frederick
Kaushik Patel
Richard L McNelly
Porsha Carr
Michael Bergmann

Grace Almeida
Dr. Rodney B. Woods
Troy Schoenheinz
Omkarnath Prabhu
Sarah York
Amelia I Davis
Issachar Allen
Mads Georgsen
Edgar Aquino
Mark Skoskiewicz
Patrick Whitney
Jonathan Smith
Jesse Craft
Thomas Z MCGUIRE
Prashant Behl
Anne Wenning
Hatem Rowaihy
Jerry Tsai
Ronald Cunningham
Jacob Thomsen
Brian Lowenstein
Cale Gardenhire
Joshua Webster
Alex Lebon
Marquise Brathwaite
Kierre Lindsay
Elizabeth Kalik
Samuel Marshall
Alfred MURILLO
Anthony A Cook
D. William Zero
Joe Thomas
Tejas Mangi
Katherine Blomquist
Ashton Frye
Amos R Henry III
Lawrence Williams
Daniel Haywood
Richard Ray Chua
Viktor Rogachev
Jasiel Moreno
Tom Dolezal
Cody Willard
Mary Currier
Jerry Levine
Christina Johnson
Piper Adamian
Naoki Yasuda
Mervin Mohamed
Muthu SANKARAN
Rosalie Vallesterol
Naresh Ravi
Brahama Kroma
Kapeesh...
Tag's DAD
Jonathan Ortiz
Cheri Ann Tipler
Jaya Satya Prakash...
James R True
Benjamin Horowitz

Arlette L. Phillips Jr.
Liz Ramsey
George Spalding
Bryant Lee
Simon RAYMONDE
Jerry Harper
David Pedersen
Andrew Lake
Antonio R Arrendell
Tony Oyiboke
Nokuthula MATHE
Travis Shore
Roderick Herron
Tosin Kolade
Virginia Gleason
Nicolas Gallet
Nicholas Garza
Jason Mathew
Kyle Schiltz
Siam Samad
Nicole Doeden
Adriana Maritato
Justin Simon
Andy Wu
Craig Curry
Alex Moses
Josh Guerrero
Taylor Perkins
Jonathan De Armas
Chris Woolfe
Jon Stallsmith
Viji Kuruvilla
Vincent woodson
Erick Fuentes
Cole Mitchell
Prakash Kharel
Age Posthuma
Glory Jay
Laxman Dahal
Jobin Joseph
Tony M Thomas
Aaron Alex
Thomas Sherman
Justin George
Farhan Saifudin
Jeff Weiser
Shabbir Ali Vijapura
Dirk Sanford
Richard George
Alvin John
Cal Harris Jr.
Benjamin Mathew
Roa Juan
Lyndia Lipscomb
Brandon John Crain
Christa Abla
Sandy Varghese
Sara Ovando-Bowen
Alex Palathinkal
Glenn Payne
Jonathan Abraham
Leah Johnson
Ruthe Terfie
Rajiv Sud
Desmond Leo
Dion D Williams
Erica Emmanuel
Dustin Franklin
John Parrell
Tuai N AUVAA-MUA
Oscar Sandoval

Micah Hensley-Lust
Ty Ron Robinson II
Mark Safko
Randall Cook
Todd Perdew
Jay Avila
Kamaldeep Heer
Eric Jaden
Henry B Harris
Kim Lightbourne
Terence Gould II
Denis Tilong
Hans Jerrell
Gaius Roy
Dolph Van Ittersum
Rebecca M Whitcraft
Roselyn Varghese
Christopher So
Jane Kim
Jackson Bailey
Faye Salwin
Joel George
Matt Eltringham
Pramod Mathews
Scott Ellis
Marvin Mathew
Kat Kalman
Tyler Collins
Lalit Devraj
Harit Patel
Stan Panicker
Martha Sugra
Nija Thomas
Allison Friedman
Emily Rasmussen
Patrick Kane
Merlyn David
Samuel Torres Munoz
Austin Clemens
Ola Johnson
Karim Hemani
Steffin Mamman
Roger Lee Thrasher III
Robert Brooks Jr.
Salima Khimji
Shane Kevin Cross
Isaiah Immanuel...
Justin Anchanattu
Matt Albrecht
Scott DeVito
Bejoy Titus
Mark Mancao
Quentin Smith
Robert Sterenchak
Shawn Mathew
Joan Rodríguez
Americo Gomes
Logan Batson
Fredy Trinidad
Merin Minch
Massimo Merighi
Jeffrey Pereira
Connor Gwaltney
Ana Johanna Bustos
Jesu Joseph
Joel Johnson
Sam Argillander
Erxc Vicks
Ani Kochiashvili
Alex Paquette
Tanner Guinther

Jep Cain
Anitha Ravala
Charles Lindsay
Libby Levin
Kai Leung Huen
Denise McCray-Jones
Alfonso Aduna
Roger Stevens
Dorcas Wilson
Lloyd Holbrook
Rachel Pigott
Chris Graebe
Francisco Cardenas
Sai Kiran Burra
Emrah Ozturk
Colton Bethany Neifert
Osagie Aisueni
Josh Joykutty
Neil Desai
D.P. Lambert
Erika Brown
Stan Philip
Taron Lizagub
Tom Barrett
Rick Casteel
Kurt Yazici
Jensen Geevs
Austin Edwards
Joe Eappen
Libby Cleaves
Manoj Oommen
Baron Huntington
Isaac Hachi Roku...
Neilda Pacquing
Morgan Elizabeth...
Scott Sala
Nicolás Mejia
Ifeoluwa Oyewumi
Nolan Mast
Phil Collins
Madison Keller
Vineeth Alexander
Elaine Garcia
Glenn Joseph
Lijo Mathew
Presley Paul
Sameer Ghulam
Jenson Mathew
Nathan Sudds
Josh Kuruvilla
Kyle Jackson
Jobi George
Darius Melvin
Jonathan Hockman
Ivan Galchenko
Jeremie Jake Harris
David Prorok
Esther Poulose
Jenson George
Robert David Whalen
Kate Nicoll
Harold Chatman
Jenny Koshy
Courtland Welch
Nigel David
Christopher Guarniere
Michael Wheeler
Siby Sabu
Tim Gregson
Jeffrey Varghese
Moyin Oluwa Adejumo

Alex Bondoc
Michael M Obianigwe
Jamie Ellis
Kelli Hayward
Chinmay Jayaswal
Robin Cherian
Eric Dameron-Drew
Abraham S Massil
Valerie Johnson
Cassie Greutman
Richard Midgett
Bobby Thomas
Robin Simon
Beulah Smith
Paul Horst
Gavin Menichini
Aaron Smith
Tameem Badwan
George Bijoy...
Jeswin Thomas
Daniel Joseph...
John Reilly
Ben Chu
Sean John George
Claudette Brewer
Ria Mathew
Matt Simon
Gwendolyn Jones
Ambrea Pitts
Yvonne Yeboah
Reuben Lewis
Esther Olatunde
Christopher Huang
Corey Vike
Adrian Gonzales
Nick Hui
Naveen Kumar Dakoju
Oluwafemi Ake
John Giles
Liz Cheung
Geo Mathai
Jessica Thomas
Calvin Chacko
Joshua Davis
Edwin Chandapillai
Chris Chil
Libin Abraham
Abel Augusthy
Rose George
Qaashif Ventavis...
Mark Shaggy...
Nick Barr
Deepu Jose
Amber Churn
Jensen Joy Cherian
Michael Mack...
Alan Mathew
Christopher Green
Ben Zino
Michael Foremar
Nancy Mondragon
Maria Katherine Prieto
Bobby Torres
Laura Thomson
Nesto Pinto
Jerry Koshy
Sarah Pasquale
Alwin Alexander John
Mohit Arvind...
Namdeuk Kim
Nicolas Radin

Lance Bradley
Sharlean Perez
Lawrence Ayokunnu...
Christopher Onwuka
Pankaj Sehgal
Elvis Lloyd Kawahara
Jay Long
Norman Kennedy
Vincent Scott
Vishal Madan
Martie Pineda
Paul Regalia
Alvin Thomson
Young Li
Uche Ebokah
Chase Giles
Nathan Settembrini
Bradley Waites
Antony Muitungu
Wilfrid Jean-francois
David Ebung Umo
Nicholas Fox
Jessica Baker
Joshua T Mathew
Richard Torres
Jeremy Stuart Nuckolls
Prince Joseph
Anne Varghese
John Brooks Pounders
Randolph Wright
Henry Nneji
Daniel Mason
Ben Mathew
Rachael Reed
Sanjeev Anand
Bobby Mathew
Hannah Sillars
Kelvin Cox
Emeril Severin
Odaro Aisueni
Lisa John
Benito Salazar
Jobin Thomas
Marc Chaffee
Levi Tompkins
Daniel St Juste
Eduardo Gonzalez
Brian Bailey
Steve Merrill
Martha Tellez
Redhwan Chowdhury
Alvin Abraham
Paul Choi
Shema Jacob
Cing San Lun
Prince Maliyil
Aleksandr Vinokurov
Yasmin Rahman
Rod Leonard
Tracey Porter
Quran Morrow
Luke Gwaltney
Seena Mathew
Tomoyuki Kita
Karla Torres
Jeffrey Powers
Kevin Fnb
Royal Burton
Mohd Akmal Bin Md...
Omar Mendez
Matt Unrue

Noor Gaal
Milena Jozic
Jannette D. Street
Subhash Narayanan
Emil I NNANI
Shaligram Sharma
Marie Noel Nono
Tyrone Riley
Regina Smith
Douglas Lughas
Michael Hankins
Dan Montanez
Adele Van Rooyen
Andrew McElhenny
David Thierman
Krys Henry
Shaun Meyer
Holly Islam
John Swiger
Luke Thomas
Khaled Almutairi
Courtlandt Perkins
Taylor Freeman
Frank Wallace
Maritza Uttley
Charlie Green
Kennedy Grimes
Jeff Abraham
Charlene Myers
Catherine Uballe
Luke Andrews
Saajen Kumar
Ben Paul
Andrea Gandica
David Lloyd
Gary Charles Ventola
Rahina I Zomah
Binoj Jacob
Noble Jacob
Gabriel Williams
Zuhaib Lassi
Tony Mathew
Tim Slabach
Chinta Mani Bajgai
Gretchen Hubbard
Jonathan Lo
Treyten Carey
Neal Bosche
Ebiel Camacho
Jacinth Panicker
Jaivi George
David Douglass
Bernard Hyppolite
Stephanie...
Karl Taylor
Bubba Mathew
Stephanie Panicker
Ashley Ninan
Christopher Ingram
Sahil Gilani
Jelani Pinnock
Trevor Dixon
Sara Mj
Marvin Mathew
David Kvist
Tom Whaley
Jerry D. Boyette
Josh Francis
Dillon Peterson
Christian Verwiebe
Natasha Dixon

Manilal T.	Ryan Burke	Tiffany Koo	Mats Hultman	Eric W. Harding	Alan H. McNeil
Morgan O'Rourke	Mujo Suljic	Agustin Gonzalez...	Yevgen Bobrovskyy	John Daniels	Qiang Chen
Moses Gonzales	Mathew Chandy	Tiru Mangalarapu	Timothy Easter	Jonathan Lott	Arthur Richardson
Richard Cohn	Tyrone Arrington	Stefano Klett	Naomi Maldonado	Travis Moore	Daniel Raubenheimer
George Wang	Zack Carden	Stefan Dirnstorfer	Anton Golubtsov	Danny Leiva	Dharmendra Prasad
Mitchell Phelps	Nidhin Mattappally	Jesus Adrian Garcia...	Michael Nagrampa	Shawn SCOTLAND	Xochitl Ayala
Jeffrey Metzger	Ck Allums	Bobby Samuel	Sam Nehmat	Morgan Nix	Kim June Woo
Jim Craddock	Kishan Patel	Ivan Prince	Steve Joseph	La Tanya Bynum	Justin Hardin
Craig Fryar	Nilanjan Basu	Bhavik Praful Sheth	Jennifer Samuel	Noel Manu	Tia L A Brown
Alex Brown	Douglas JORDAN	Linta Samuel	Kyle Fogarty	Pham Thi Huyen Tran	Adrian DelAngel
Zachary Coloma	Mikey Scimeca	Sophia Jacobs	Justin Johnson	Lakshman Diwaakar	Lia Yamashita
Mitch Haraburda	Adam Reuss	Jalen Fields	Bobrovskyi Dmytro	Robert Rothermel	Simon Emaikwu
Andreas Holm Nielsen	Stéphane Davezac	Fabian Eppler	Giliane Busato	Nitin Arora	Chelsea Herron
Sacchin Thomas	Carl Hekkert	Ed Gold	Adam Alpert	Trish Charehwa	Derek White
Clement Utuk	Nicolas Suarez	Lucas Alvarado	Melinda Starbird	Andrew Ciesla	Calvin Hines
Cynthia Gillespie	Nikki Truong	James Bhai	Johnny Cova	Collins Nwosu	Katrina Gatuz
Hammy Tone	Shamus Wheeler	Zafar Karimov	Fred Muench	Lance Jones	Laquette Jackson
James Pickett	Marcos Mejia	Donald Culzac	Hussam Almulhim	Ben Abraham	Renee Bell
Damien Iweins	Gabriel Ochoa	Katherine Erbeznik	Ian Burridge	Kimberly Lewis	Christopher Tarantino
Pascal Lagesse	Bogdan Art	Maria Paz Gillet	Lee Seung Jae	Eugene Pastore	Darryl Clay Jr
Austin Peter	Vandal Tran	Mike Kahn	Rohit Singh	Matt Drillman	Michael Abdelahad
Stephen Nagler	Damien Iniguez	Barry Gerdsen	Brian Jason Bailey	Kosta Popoff	Anothai Polo
Adam Eastcott	Foo Kwan	Packy Hill	Zach McColgan	Stephen Yuan	Yong Shi Kuo
Jibin Thomas	Lennart Pomreinke	Karim Makarem	Johnathon M. Horner	Makeisa Swaray	Andrew Snyder
Jerry L. Sharpe	Bryan Ollila	Jeff Broffman	Chad Yoas	Jennifer Newbauer	Jim Chung
Staci L Rae Myatt	Sascha Beinert	Todd Benson	Nadim Kattan	Mark Anderson	Tom Nguyen
Nicklesh Madoori	Huy Nguyen	Edward Naugle	Jon A. Ravenholt	Jenny Lauderdale	Tal Charnes
Jeffery Gray	Devon Gunn	Joey Fry	Gillie Abdiraxman-Issa	Joseph Spradley	Kelly Kubicek
Abdella Shukur	Shezadi Charania	Stephen Hatez	Patrice Patrick	Matthew McKnight-...	Kyle Humphreys
Chinaedu Unaegbu	William Laska	Edward Knox	Julio Cesar Bolivar	Erin Schmick	Justin Buzzard Sr.
Kandi Clark	Chris Baudo	Claire Dodin	Brandon Mack	Robert P Farhat	David Orta
Francisco J Andrade...	Teaila Kidd	Aaron Swier	THOMPSON...	Brian Lipscomb	Raymond D JAMES
Amarinder Grewal	Cornelius Chapman	Aaron Paul	Leidy Gandica	Kc Embrey	Aaron DPenha
Danny Ritchie	John Murphy	Sumanth Narra	Aj Fiege	Silvan Schmid	Wayne Ohlrich
Anton Staroverov	Kenechi Egbuna	Ali Charania	Amitabh VERMA	Richard Llaca	Broadshade...
Adonis Patrice Folari...	Douglas Edward Jones	Jefrey Joy	Surendra Yadav	Bob Christensen	Lior Zysman
Jason Smylie	Abdulaziz Alrashaid	John Mathew	Anthony Cockcroft	Norman Lerchen	Evan Kestenbaum
Mark Phillips	Victoria Limon	Steven George	Justin & Evelyn George	Colby Maier	Derron Jones
Wellington Cabrera	Jenn Serra	M J	Miguel Calderon	James Christian	J J
Zachary Kessler	Hồ Nam Nguyễn	Dave Boucher	Sheabin George	Jaime Joseph	Joel Anthony Walley
Cs3 CREATIVE	Josiah G.	Folusho Adeyemi	Oscar Golf (Oggie...	Paul Drake	Confidence Udegbue
Jamari Johnson	Joseph Dunne	Yuichi Okada	Ugur Erol	Jeswin Thomas	Elizabeth Ward...
Shahzad Pirani	Stanley John	Alyssia Burton	Chris Paul	Eli Brown	Rohin Thomas
Charles Stallings	William Campbell	Duy Dao	Jamel Jenkins	Colt Kraczek	Jim Carroll
Jobin Thomas	Wins Thomas	Jake Ayo	Jason Heinicke	Lambert Thomas	Ado Becher
Justin Mathew	Ty Combs	Gary Tiller	Ryan Trotter	Jacob Petersen	Dany Benjamin
Melodie Streety	Kodi Walker	Darlyze Calixte	Preethi Subramanian	Kristalyn Bruno	Ryan McGoldrick
Joseph Pinkerton	Arun Koshy	Ramny Perez	Rebecca Joseph	Nathan John	Reema Askar
Jijo Jacob	Brandon DeMarco	Joseph Dunne	Daniel Varghese	Austin Owens	Philip Varghese
Brandon Koletsky	Brian Burress	Tom Baldwin	Mithun Abraham	Mathew Sabu	Shibu Oommen
Steven Thomas	Sean Winner	Andreea Wilcox	James Mathews	Sushant Vohra	Pamela Lee
Jett Durham	Alexander Seiger	Daniel Oomman	Tanner Guinther	Santhosh Mathews	Raanan Weber
Matt B	Tony Tonni	Raj Alairys	Ford Knowlton	Stefan Ueltzhoeffer	Mihail Vratchanski
Benj Miller	Asha Jacob	Matthew Zygowicz	Ricardo Sanchez	Roshan Simon	Jens Schmidt
Justin Hughes	R Chirayath	Chris Rutledge	Roshen Samuel	Mark R	Andrea Natali
Vinny Seiter	Hen Su Choi	Lokesh Bhatia	Grif Palmer	Noel Mathew	Jonathan Castro
Mathews Joseph	Rejina Koshy	Anil Polaki	Isaiah Easo	Allyson Perko	Bejoy Titus
Michael Yang	Jaman Heslop	Shawn Oommen	Sam George	Randal Stone	George Thomas
George Constantinides	Jaime Veira	Heather Flanagan	Justin Jose	Sarath V	Gladson Paul Sam
Christine Tuller	Hello Man	Reginald Eugene...	James Baggs	Olusayo Lawal	Matt Mundanchira
Jeremy Castillo Vargas	Roman Burymskyi	Glenn Hines	Luis F. J.G.	Bryan Banks	Tomi Illikattil
Emma Velazquez	Alejandro Mendez	Johnny Chica	Xavier Navarrete...	Raj-Sachin Bhakta	Raghunath Kottamasu
Jason Nolley	Dan Schuessler	Charles Bowie	David Olaniran	Chad Fishell	Rahul Kripalani
Keith A Leitich	Richard Harverson	James Harvey	Judith Jenkins	Christopher Rocco	Chesting T
Murali Vaidyanathan	Jake Gutstein	Jose Graciano	Nicholas Wilson	Tyler McIntyre	Selvin Pulickathottiyil
Timothy Rejeev	Randy Spangler	Junior Herman Ducatel	Jeff Weiser	Aaron Anthony	Bijoy Thomas Chandy
Sai Kumar Yerubandi	Shyam Garg	Joanne Tang	Flamin Fires	Orhan Mehmedov	Saw 21.com
Ingrid Robleto	Eric Channey	Jeremy Varughese	Manoj Choudhury	Kyoda Kohei	Gokul Naidu
Omar Raman	Patrick Guei	Alysha Alimohamed	Joseph Agnelo Skariah	Bahadir Ozkurt	Jorge Sánchez Parra
Clyneice Chaney	Ricky Anderson	Alberto Cortes...	John Mark Mathew	Garry Gonsalves	Philip Belz
Alexandre Serviès	Miguel Guerrero	Marina Koren	Stephon Bernard	Musa Akinleye	Matias Leonel Sanche...
David Griffin	Gilbert Nwaopara	John Royliston	Jerry Brown	Chris McCutchen	Mithun Gaddam

David D'Antonio
Shawn Whitaker
Randall Quisenberry
Malcolm Silberman
Matthew Wagenfer Sr.
Lloyd Jackson JR
Kristine Meek
Yousuf Shah
Philip C. Wheatley
David Brown
Domenic Gigliotti
Manish Kakati
Kalyan Siruvuri
Eric Chapman
Joshua Cheong
F Lopez
Kit Navock
James Sun
Shashank Jacob
Jim Butler
Scott Maddox
Michael Baker
Molly Ferris
Chris Lloyd
David Melendez
Robert Kohler
Arnold Anderson
Sir Range
Faisal Rahman
Peter D Tuddenham
Eric J. Coll
Patrice Rey
Tim Greaves
Shashin Patel
Debra Macklin
Eliza Velasquez
Raymond Page
Tristan Copley
Manjuka Soysa
Kate McHugh
David Maclennan
Ogechi Iwuanyanwu
Kynna Volel
Josh Nielsen
Nage K
Raymond Hayes
Patricia Gutierrez
Subhash Khatri
David Vrba
Joseph Harrison Hart
Gregory K Plambeck
Narayanasamy...
Jack A. Atkinson
Johnny Norred
Andy Chimicles
Gabriel Arambula
Lakeisha FRANKLIN
Khim Khith
Jay HU
Stella Szostek
Alvaro Nieto-Donnelly
Geoffrey Lordi
Srikanth Nagandla
Alex Rosenbeck
Daniel John Gibbons
Eric Dwayne French
Kenneth Heiler
Edmund T. Mudge, IV
Steve Sarno
Marleny Franco
Pat Libby

Tommy Trinh
Reg "Mr Least" Pugh
Ethan Marsden
Josh Gamble
Daniel Ellwood
Jonathan Da Situatio...
Jessica Wagner Kan
L A
Andre Stewart
Jacob Sutton
Vanesa Abar
Justin Meyers
Tesfu Tesfazgi
Samuel Johnson
Jay Fortune
Derek C
Cindy Frost
James Donohue
Stephen Michael...
Elliot Graves
Storm Connors
Martin Alley
Madhusudhan Rao...
Beth Okeon
Poullet Vincent
Luke Henry
Md Pham
Samantha Fitzgerald
Brian Bills
Clair Hershey Leaman
Kaleeswaran...
Kevin Holoway
James Manalel
Johann Litwinenko
Boris Burshteyn
Brian Ermeling
Rio Garcia
Allan Rose
Ken Kunkel
Yash Bazian
Alan Lipscomb
John Passananti
Jodi Zapien
Benjamin Trees
Roshan Joshi
Doreen Gigante
Joven SALA
Lawrence Duke
Marcia Ellis
Lex Nemzer
Luke Thompson
Eben Abraham
Dameon Nanocchio
Ferdinand SALVADOR
Samantha Babinec
Rashida Perigrino...
Heather Connell
Arturo Silgado
Denmis Walker
Tabitha Ndungu
Ankush Grover
Vivek ANAND
Cambus Williams
Ronald Lieberman
Shashi RANJAN
Tuan Anh Bui
Christopher Adjoodani
Murray Wills
Carlos Barron
Jim Aubrey Jones
Christopher Collins

Nofisat Alabi
Yunying He
James Mizuki
Cristian Nicoara
Jeffrey Petersen
Billy Malady
Edmund Kim
Chris Pera
Iordache Cosmin
Andrew Dudish
Divya Mehta
Thomas Nicholson
William Casey
Zvi Goldberg
Carson Coon
Joshua Kurian
Tina Laningham
Curtis Jacobson
Deanna Allen
Omar Askari
David Casey
P S Mclean Jr
John D Grier Jr
Martin Butler
Howard Isaacson
Rikard Amodei
Frederic Gerald...
William Tuzin
Bruce Blackwelder
Michael Hewitt
Scott Cracknell
Maryann Woods
Angel Ortego...
Carlos Pujol Barrero
G. Michael Berberich
Nicholas Zambo
Muhammad Qasim
Deryl Zimmerer
Sherri Manning
Stefano Pineda
Douglas Muskaluk
Mohit Goenka
Jacob Goritski
Dinesh Kumar...
Ruben NALBANDIAN
Karen Elizabeth...
Michael Amoroso
Jenn Graham
Belinda Quach
Chris D. Busick
Timothy Dickens
Robert Shields
Paul Woodburn
Thomas Idiculla
Otis James
George Mower
Jill Way
M.V.Sasi Kumar
Sherri Williams
Leonard Barber
Stephen Andrew Hearn
Michael Plath
Kristi Hightower...
Richard Cristancho
Enrique Perez
Jeffrey E Simon
Ridesh Kumar...
Robert Nay
Michael Rich
Suhel Ahmed
Kuber Singh

Claudianus A
Jason Ludicke
Tapaswy Muppaneni
Angel C
Andrew Bryan
Kailash Gupta
Vinh Nguyen
Jason Swerling
Petru Seracin
Eric Williams
Steven Crain
Nancy Hasle
Shrinivas P
Sathish...
Russell Kriewald
Anthony O'Neal Jr.
Omri Friedel
Dock Likeable
Timothy Bailey
Geogy Thomas
Aiko S Miyatake
Brent Beguin
Johnson Abraham
Ricardo Silva
Ebenezer...
Matthew J Kristof
Michael Edrei
Nate Morris
Stephen J Melson
She. Event Indy Non...
David Douglass
Morris Gelman
Bob Fleming
Roger A Herres
Jeremy Anderson
Robert (Mac) Barlow
Ramesh Sadashiv
Kofi Osei
Carson Loveless
Michael Weimar
Thomas Philip
Nagaraja Muppavarapu
Edwin Asturias...
Calvin Nguyen
Sean Donohue
Evergista Stoddard
Michael KRANTZ
John Hwung
Adam Hashemi
Tuan Dinh
Ozzy Akay
Rami Taha
Amy T Mintner
Jack Fox
Tom Fulloon
Luke Rosedahl
Derek DIAKUN
Ash D
Kevin M Shea
Richard HALPRIN
Steven Wong
Dhiraj Adya
Anya Tai Evans
Philip A Cristancho
Justin Pisano
Alfonso Quiroz
Landon Chorney
Bilal Maqsood
Michael Gavlak
Brian Smith
Nicholas Goins

Bob Grieb
Rishabh Banga
Fabien Vernaz
Peter Talbot
Juan Heredia
Rodrigo Lima
Thomas Riedl
Razvan Marescu
Joshua Ganino
Mariah Paredes
Shaun Buck
Ryan Rixon
Jay Cowan
Reina Aguilar
Joe Klahorst
Jesse Williamson
Victoria Cabanos
Jason Adamcik
Obehi Idiake
Cedric Edwards
Russell V. LUGLI
Ron Shelton MD
Jackie Balkus
Sreeja Poduri
p Pet
Eric Simon
Frank Meier
Guangtai Huang
Winslow Cervantes
Prince Tesla
Michael Dawkins
Magnus Kjær...
Jannes Van Ussel
Pat MASON
Chad Miller
Robert LaRue Horton
Steel Thomas
Banning Stuckey
Mary Lee Dammann
Michael Camelio
Jason Moran
Branislav Krajčoviech
Jerry Baker
Eli Cho
Samuel E Etta
Jacquelyn Ervin
Nathaniel Waldeisen
Gboyega Ake
Miles Parker
Hira Vishwakarma
Averri Sinkshous...
Carolyn F Hernandez
John R Rust
Brian Lakin
Jim Jensen
Godley Varghese
Glenn A ZAJIC
Jeffrey Seidel
Vinamra Singhania
Hellen Mbithi
Indranil Sengupta
Damien McGhie
Omorie Mckell
Willie O. Holt JR.
Govindarajan...
Jaime Padilla
Windy Jay
Darragh O'Shea
Parvez Karim
Robin Nicéphore Loisel
Kevin Matsuura

Mit. B.
Jibin Varghese
Jacob Roberie
Melissa Said
Aabhas Zaveri
Daryn Kuhle
Seth Parsons
Brian P
Nick George
John Cassapo
Moshe Guthertz
Noel Abraham
Khurram M
Jessica Trites Rolle
Lisa Morrison Wiece
Todd Komanetsky
Kristyn Ream
Shawn Curtis
Danny G. Ewing
Aaron Smallwood
Stewart Hooks
Joshua Frank
Peter Verpla
Rudy Linterman
Nate Skinner
Daniel Shteinbuk
Gene Putz
Kate McLellan
William Anderson
Gordon G. Ingram An...
Dylan Snyder
Michael Mattick
Samuel George
Zhuoran DU
Cesar A Pineda
William J Warford
Teresa Carter
Michael Lee Strait
Francis Chu Tze KHEN
Tamara Gordon
Charlie Schmeling
Stuart White
Rebecca Burton
John Mburu
Nicole Forrest
Cheryl DeAvila
Ralph Cecere
Hal Aaron Davis
Aashish Ahuja
Randall Schwartz
Srinivas Palavarapu
Vincent Varghese
Miguel De Jesus...
RAMON PASCUAL
Jonathan Silva
Lillian KATHUNGU
Darlene DeMoss
Kumar Natarajan
Bree Bree
Jabor A. AL-Thani
Prasad Matti Rao
Moonshot DisruptX
Steve French
Raymond Rodriguez
Robert J. Mosley
Crystal Van Dyke
Ali Diallo
Steven Rogers
Zulfikarali H Lalani
Shelby Thuruthumalil
Tim Archer

James Meyers
Mathias Blot
K S
Patrick Kummer
Eric Howell
Mark Koppelman
Clayton Dolan
Michael Becher
Suhas ROGIYE
Ian Batayola
Philip Stone
Azeez Akinade
Raechelle Lord
Eric Ahn
Zhongfu Li
Jonas Klink
Mathew John
Aaron Marsh
Arleen E Brown
Daniel Davis
Samson A. Henrilus
Haitham Khoja
Jonathan Hickman
Federico Prades Illanes
Charles Hardesty
MAHD Tech
Shawn Staples
Troy Hale
Charlie Dayment
Erik Caballero
Michael Harmon
Joseph Goins
Payton Christopher
Caleb Trees
Justin Stewart
Akshay Umashankar
Lindsey BIber
Christopher Samuel
Benjamin Sanders
Ethan Sanders
Georgy Varghese
Allen Osorio
Sherly Abraham
Cooper Williamson
Laverne Parker
Heather Henderson
Yuliang Ruan
Ryan Allen Kristensen
Boby Thomas
Andie Tester
Brendan Tighe
David Cazares
Ali Jabry
Sam T Samuel
Víctor Vergara
Robert Bergman
Diego Flores-Alvarez
Alexander Borges
Hunter Bingham
Lee Gabardi
Sabrina Thompson
Lawrence Chan
Jessica THOMAS
John Jacob
Jarrett James
Robby Broaddus
Elisabeth Chauncey
Kent Coffee
Randal Thomas
Bejoy George
Cynthia M Rutledge
Brian Victor
Ryan LANE
Jacob Brown
Ken Lance
Yogesh Rao Kadiyala
Eva Green Horizons...
Samuel Schwartz
Shadonna Forgacs
Parminder Singh
Stanlin Alexander
Katie Johnson
Jestin Alancheril
Edward Kelly Medlock
Nolan Russom
Harrison Smith
Peter Corrigan
Steven K Havens
Inez Brown
George Galanis
Nathan Showalter
Steve T
Niko Polis
Lori Larson
Krishnamoorthy...
Don Macauley
Cecilia Hermes
Pradeep Parihar
Tawny MCGOWAN
Sharon Brammer Ervin
Adam J...
Heather John
Alexander Slack
Greg Heath
Adarsh Kitlebailu...
Josh Trees
Cameron Weinert
Lauren Tiffan
Madhav Srinath
Blake Choisnet
Githin Varghese
Joey and Cait Kelly
Richard Mokuolu
Robi Ramey
Daniel Kelly
Ashley Wenger
Tucker Hargrove
Katelyn Tighe
Hari Dahal
Nikita Cherian
Ram Bhattarai
Marvin Simpson
Hien Lam
Tarun Patel
Christina Varughese
Ben Meadows
Binoy Samuel
Noel Abraham
Edgar Valencia
Earl W Wagner
Kevin Varghese
James Samuel
William Losier
Gregory F. Tarnacki
Jobin Mathai
Bennett Abraham
Bobus Mathew
Abel Kurian
Noel James
Mary Ann Nichols
Robert J Chauncey
Alexandria Swift
Jacob Leenders
Vanessa Moss
David Nicolas Santiago
Ahmed Khan
Lee Wei LUNG
David Oprondek
Daniel Wijaya
Paul Gogan
Adam Schons
Francisco Rampazzo
Scot Manaher
Vivian Cruz Nieves
Adam Brower
Chand Kumra
Michał Kłobukowski
Andy Yiu
Yosh Schulman
Anise Khan
James Robinson
Grant Stewart
Kofi Will
Bachir Nouh Awaleg
Eastian Shon
Nanette Shraga
Joseph C. Oliver
Garth Stein
James L Dietrich
Yao Yao Jean Roland
Trent Miesner
Akira Shavers
Adam Kelly
Brends Bohnenkamp
Sean Donahue
George M
Hannah Wikman
Leslie Varghese
Mac Mascorro
Orlando Vela
Abiy Kaltiso
Nelson Davis
Lesly M Thomas
Juan Hurtado
Nicholas Messmer
Shanna Williams
Joseph Grano
Earlvin Solomero
Shane Gothman
Cameron Sweeney
Dilip Rao
Eric Kuck
Nathnael Bulcho
Dennis Hendricks
Alvin Benjamin
Ajiri Obaebor
Sydney Bryan
Terri Walton
John Yancey
Roshen Thomas
Mabel Aisueni
Megan Robison
Toph Lawley
Janet Mathew
James Phillips
Ananta P Khanal
Rebekah Dorworth
Lesley Chen-Young
Travis Pham
Stanley George
Cameron Walker
Alexander Griffiths
Cade Galyean
Javier Ortiz
Sharath Bhat
Kevin Moturi
Daniel DeJonge
Venkat Varada
Calvin R Olson
Keith Hahn
Ann Marie Chinelo...
Benjamin Eapen
Georgia L Rogers
Anna M.
Logan Thore
David Woods
Sandy Toth
Antigone Cox
James Zeisweiss
Adil Najmuddin
Florian Limburg
Minh Truong
Joel Varughese
Dave Huang
Abraham Livchitz
Keilan Williams
Raffaele Chiacchia
Luis Rodriguez
Levi Hopkins
Hee Jung Lebow
Samuel Pray
Jay Diefenderfer
Syed Khan
Quentell Gipson
W Kim Colich
Tom Gruner
Kevin J Dwyer
Morris J. Walsh
Chi Patel
David Craft
Lars Yoder
Alejandro Vela
Christopher Terry
Raymond Hooks III
Chris Ernest
Jordan Walker
Chris Mathew
Paul Kim
Elias Rebollar
Sedona Cheyenne Skye
Jonathan Thangavelu
Bhesh Mainali
Daniel Bernardi
Allyson Julian
Susan Ballew
Clement Ho
Alex Benjamin
Alliyah E. Gary
Aniefiok Ebong
Christy McGriff
Stanley Thomas
Laurie Bergman
Shan Varghese
Charles Dickson
Jacob Jones
Joshua Jiang
Yusuf AKINBADE
Karna Khar Khanal
Mary Caruthers
Robert Thompson
Dana Reinart
Arthur Choe
Andres Martinez
Jason Joseph
Isai Navarrete
Erica Williams
Caroline Alemany
Devin Baptiste
Ace Montenegro
Steve Sabol
Alan Lund
Ivan A Campbell
Craig Zwickl
Yue Yue CAO
Hong Xie
Rich Robison
Ervin R Broxton Jr
Petr Klein
Robert Besslich
Craig Zielin
Andrew A Monroe
Susan Mol
Robin Boijmans
Nivin Kurien
Jason Mathew
James Samuel
Quark Wei
Tarik Mansukhani
Amy T. Roetschke
Marc Manochio
Nathan Willems
Shamara Ottar
Aleksandrs Skurdjuks
Randal Zion
Guido Schmitz
Alex Klimenkov
W L
Phillip Galenkamp
Brian Walters
Ronnie FRANKLIN
Justin M Philip
Dominic Cruciani
Michael Cruciani
David Biber
David Halford
Jeremy Reyes
Katherine Williams
Kimberly Sifuentes
Patrick Mayo
Oliver Osorio
Michael Sloan
Kelsey Tomlin
Ricky Desai
Boris Perez
Grace Veker
Joshua Cherian
Juan Valencia
Jesten Abraham
Caroline Graham
Akhil Kumar
Dara Adeniyi
David Ash
Reed Joyner
Brendaé McKinney
Scott Sternloff
Breaunna Osorio
Sami Ibrahim
Erin Gorsline
Liffy Varghese
Madhav KHANAL
Aldo Lara
Erroll Keller
Alan Burt
Sharon Thomas
Kendall Ayers
Grant Galyean
Binoy Samuel
Larame Spence
Morgan Wright
Amichay Giuili
Allen Thomas
Corbin Vermet
Richard Campbell
Pete Conrad
Jeremy S Nadeau
Rajeev K Ponnusamy
Sharon Ritcherson
Sam Mammen
Victor Rodriguez Gil
Jeffrey C Walker
Rohit Kachroo
Vijay Mali
Martin Phillips
Alfonso Gonzalez
Jorge Mendoza
Paul Sunners
Tom Williams
Saj Varghese
Fx Coffinieres
Kedi Mei
Igor Maraszek
Zahid Qureshi
Gary Walker
David Stockwell
Olivier Kaloudoff
Michael Yaldezian
Greystone Pools
Shailesh Vachhani
Shellie Jarrett
Hao Pham
Joshua Rivera
Robert B Taylor
Carlos Rivera
Matthew...
Kristen Niethamer
Stephen Halford
Eric Phelps
Elson Alias Mathew
Asia Hutchins
Jeremiah Lindsey
Lipsa Sarangi
Peter Samuel
Sultan Shafei
Nina Desai
Rachel Saputro
Rajendra Pandey
Bessy Thangavelu
William Mettil
Vermeer Grange
Eduardo TAPANES
Kendall Rankin
Patricia Fromer
Melisa McNutt
Nick Sasfy
Ian Ash
Roger Cordero
Samario Torres
Juliann Spence
Jeena Kurian
Alan Anchanattu
Eric Hunter
Daniel Cooper
Richard Opara-Ndudu
David Walker
William Kendrick
Subin Joseph
Hsien Wang
Jaison Joseph
Johnny Galyean
Kerry Geary
Erik Ortiz
Davonda Smith

Ramakrishna Reddy...	Chinnamma Varghese	Tesia Thomas	Merlin NJOYA	Sherry Everett	Vincent Nwobodo
Melissa Theodore	Makenzi Cotton	Nicholas Williams	Josh Reed	Karl Jonsson	Gregory Pugh
Anne Miller	PRAKASH CHAVDA	Tina Roher	Vincent A Marin	Nancy Anne Chapin	Nicola Cleaves
Eunice Devis	Naomi Babu	Selina Escobar	Julia Clanton	Ashwini Thoutireddy	Pamala MEADOWS
Tanner Milson	Karthik Avadhanam	Michael M Rocco	Earl And Mihia Mells	Michael Mogg	Brooke Hawkins
Davis John Abraham	Cole Irwin	Kokwe Yebovi	Brigette Kidd	Emily Phenglavanh	Sudhakar Muthyala
Damani Scarlett	Lynsey Bailey	Elizabeth Bangura	Nelvin Johnson	Jon Aaron Howell	Dexter BREWER
Erica Martin-Walker	Michael White	Zenaida San Felipe	Haley Dunham	Camille Hardman	LESTER DE PERALTA
Josh Philip	Ronald Eric Howell	Aaron Wright	Matt Schroeder	Armando Carpio	Patrick Yang...
Kunta Little	Maurelle Cleaves	Britany Walker	Samantha Wingfield	Raquel Reyes	Leslie Rocco
Antonia Davey	Andrew Breyer	Michael Hayes	Olamide Komolafe	Michael Rutledge	Michael Ekwale
James Wolfe	Felicia Haynes	Jeff Huelsbeck	Nalini Sridharan	Seung A Han	Eugenia Miller
Chinnamma Varghese	Vincent J Collins	Grant Elliott	Jennifer Hammock	Jan Kucera	Rebecca Vaught
Davinder Sharma	Maria Alappat	Brenda Chae	Barbara A. De Loach	Mallika Rai	Chadon Woods
Bryan Campbell	Amy Walker	Melissa Givvines	Angela Hawkins	Alexandra Huebner	Melissa Ballard
Elizabeth Tran	Binoy Samuel	Diane K Kuecken	Yonathan Tadesse	Pratik Bengali	Daniel Yuan
Marionna Perry	Valerie Leconte	Ashlie Brewer	Candice Anderson	Sameer Sawaqed	Charles Joseph...
Maxwell Heller	Nathan Leary	Greg Tiffan	Renald Jean-Philippe	Rafiq Ahmed	Stephen Weller
Lakshminarayana...	Alexander Fry	Vinodh Rajagopalan	Brandon Olson	Jeremy Biron	David Martinelli
John McGeehan	Pamela Anne...	Ade Adeoti	Hee Yew Yii	Avinash V Deshmukh	Michael E PARKER
Deven Patel	Suchai Gumtrontip	Ramesh Maddipoti	Darlington Etumni	Sulexan Chery	David P. Scott
Mj Abraham	John Brooks	Kaushik Suchak	Darrell Keeling	Eduardo Gutierrez	Steven Kramer
Royce Cyriac	Sanjay Shah	Mark McClendon	Timothy Lin	Gary Tiffan	Gary Cruciani
William Trees	Calvin Spears	Solomon Esekheigbe	Randall Harris	Rejoice Boney	Isabella Borsato
Evelyn Botwe	Catherine Adewoye	Kishore Anjaneyulu	Joshua Christman	Andrew Nobbay	Raju Angani
Bradley Jacoby	Rajarshi Nigam	Klas Wikblad	Milam Wentworth	David Peterside	Tunde Ogowewo
Harleigh Millican	Robert Knott	Jim George	Yongfang YE	Michael Kaloydis	Dane Wayman
Binny Koshy	Ake Bolaji David	Joshua Samuel	Kayode A Adeniyi	Dean Lindo	Christopher Vollo
Tatiyana Cure	Benita Mathew	Benjamin Mathew	Rex Joseph	Natalie Sims	Stanly A Johnson
Justin Kallickal	Sam Kelly	David Raju	Robert H Jeffares	Bo Jeffares	Jerrin Easo
Bincy Rosben...	Joel M Mathew	Narendra Gayam	Ken Hayes	Noel Jacob	Pamela A Floyd
Simu Thomas	Stelin Johnson	Noah Scharchburg	Jeremiah George	Joshua Schulke	Vinod Itty
Oren Hashemi	Vignesh Kumar...	Joshua Stephen	Bethsheba Zebata	Anitha Itty	Mathew Philip
Megh Bhattarai	Akinkunmi Oke	Yuhan Hu	William Runcie	Sheeba John	Stanley Sunny
Lance C. Hamm	Aditya Mathew	Stanley Sam	Julio Kim	Angela M EKERN	Reeba Thundil
Mehdiraza Asaria	Maryanne Samuel	Zain Lodhia	Chris Jose	Justin Jacob	Simmi Mani
Yong Fu	Ade Lawal	Chris Murphy	Tanvir Rahman	Megan Moore	Samuel Kurian
Brenly Mathews Babu	Lynda George	Catherine Schram	Theophilus Abah	Phil Joseph	Abin Abraham
Christian Alberto...	Domingo Guyton	Bincy Jacob	Dennis Scheidt	Bishop Herrington Jr.	Peter Mathews
James Varghese	James Kunnacherry	Sarah Johnson	Sameer Merchant	Tobin JOSEPH	Kevin V
Allan Shibu	Shonith Stephen	Oghenereke Jarikre	Jacqueline Marciante	Jerald Thomas	Brian Maldonado
Alvin Andrews	Ernest Burton	Jonathan Itty	Alan Mathew	Chris Elliott	Arun Varghese
Shane Thomas	Steve Philip	Stanley Thomas	Kenneth Camp	Jonathan D Sellers	Ashley Mammen
Mathew Palakudiyil	Rohit George	Mitchell Johnson	Jania Henderson	Jason Slabach	Joel Matthews
Christy Benny	Jerry Mathew	Sterlin Samu	Dylan Cross	Jamal Avery	Jensen Binoji
Preston Akwule	Katie Herdman	Joshua Thomas	Dale Rajan	Sagi Abraham	Kof Asante
Sherin S	Adedeji Fajana	Seth Wright	Simple Chacko	Stephen Vinoba	Shaun Chacko
Chrisfin John	Mathew Joseph	Ken Cohen	Marilyn Wong	Will Dou	Joshua Thoyakulathu
Gilad Oved	Travis Poppleton	Rachel Philips	Destin Attapallil	Sharon George	Zahed Hossain
Shawn Thomas	Immanuel Umoren	Tevfik Ufuk Demirbaş	Prijo Thomas	Theresa Umoren	Kevin Jogn
Bryce Cinquemani	Pankaj Lal	Christopher Wokocha	Pierre Louis Bompard	Daniel Chung	Rony Varughese
Kezia Mathew	Manoj Mathew	Mathew Ariyappallil	Samuel Benjamin	Hannah Mathew	Bryan Harris
Michael Mathew	Blaine Foreman	James Poole	Dominique James	Quentin Lawrence	Santosh Gatla
Tristen George	Shawn Sabu	Vibhor Agrawal	Charlie Varughese	Stanley John	Adam Frank
Robert George	Randall Schroeder	Robert Kanimba	Arun George	Aroush Anis	Bruce Bolick
Sam Green	David Amlalo	Danielle Alyse Miles	Jerin Kallickal	Christina Punnoose	Ashley Kuruvilla Esq
Bryan Price	Qin Sun	Ebenezer Joseph	Devin Joseph	Ventures xTheMachine	Abie John
Angeles Siarza	Christopher Gwilliams	Ryan Solomon	Thomas Bolger...	Cheryl Stukey	Anu Koshy
Robin Cherian	Cecil Sabu	Teandra Storey	Nicolas Valdiviezo	Ryan M Scanlon	Thomas Blanchard
Brayden Lee	Leslie Meyer	Ayomide Odubola	Boulkoroum FARID	Mini Thomas	Allison Adkins
Henry Wu	Karan Sheth	Boaz G Zacharia	Alex Steeno	Dj Douglass	Camille Douglass
Preena Cherian	Elvin John	Robert Fensterheim	Aaron Philip	William Wehner	Charles George
Sean Blonien	Robert Walujo	Mikkel Bergmann	Stephanie Samuel	Scott Birch	Joseph Schulz
Nirali Sheth	Naina K Dhaurali	Garrett Shrader	Janet Adelola	Sunita Abraham	Duane Mixon
Roger Latterrll	Tiju Daniel	Edgar Bonilla	Joel Rosinbum	Simone Zorzi	Aleksandr Stepanov
Alvin Varkey	Rushabh Sheth	Brad Trees	Olufunmi Ariyo	Philip Varughese	Mariamma Kurien
Moyo Bolaji	Sunil Abraham	Sheena Samuel	Scott Zuke	Chester Nwachukwu	Jenu George
Elizabeth Samuel	Rex Thomas	Sonya Mathew	Rejo Thomas	Abey Thomas	Sheena Johnson
Christen Bakke	Ansen Thomas	Bryson Bard	Ryan Houberg	Brandis Jennings	Leslie Thomas
Sibusiso Ngubeni	Shawn Chacko	Brandon Huang	Donovan Watts	Anish Abraham	James Thannickal
Joshua Johnson	Thomas John	Emanuel Parra	Christopher Daniel	Katherine Gomez	Stan Fryczynski
As Ngai	Amanda Burgamy	ANSHU VAJPAYEE	Nihar Nanavaty	Philip George	Lida Timothy

Ac Ngai	Amanda Burgamy	ANSHU VAJPATEE	Nihar Nanavaty	Philip George	Lida Thimothy
Mercy Baker	Alistair Rob...	Abraham Philipose	Paul Wilson	James Choa	Katherine Savarese
Judy Emeodi	Tina George	Arly John	Jenny John	Jeff Lombardo	Ashley Joseph
Albert Lardizabal	Richi Thomas	Karen Deime	Joe Vallikalam	Leonard Chijioke...	Philip Oommen
Adewale Oyediran	Sneha George	Vincent Mach	Raj Pradhan	Shaina Thomas	Abraham Koshy
Xavier Cisneros	Jason Varghese	Monsey Alexander	Joebin Parapilly	Ian Rios Sialer	Thembile Mtwa
Sonali Sundararaj	George Campbell	Chad Pritchard	Hua Wang	Matthew Zhao	Michele Zilli
Lylalynn Moevao	Tom Porte	Louani Idar	Hansa Miriam Titus	Sarah Subramaniam	Issac Bullard
Susan Priest	Josh Harvey	Christian Wellmann	Sophia Abraham	Hannah Jacob	Wanda Susan Slagle
Sandra McAllister	Lorenzo White	Tae Sun Choe	Balavignesh...	Connor DiMestico	Ferrin Mitchell
Bibin Cherian	Michael John	Richard Sunny	Sajan Simon	Robin Varghese	Asha Negi
Jennifer Beebe	Jeffrey John	Nathan Hall	Adam Latip	Greg Smith	Dustin Yang
Jake Thompson	Shane Oommen	Puspak Ranjan Agasti	Fredy Varughese	Jenneil L James	Nael El Khatib
Nick T Seedorf	Tyson Huffman	Emmanuella Aninye	Betty Arthungal	Reba Joseph	Christopher Gulliver
Ceena Johnson	Subin John	Howard Willard	Brendon Ford	Jerin Oommen	Caleb Wheeler
Super Soup	Alvin Thomas	Patric Hoffmann	Steve Mason	Tomy Abraham	Abey Mathew
Stephen Beaton	Abraham Thomas	Bibin Daniel	Jeremiah Johnson	Alyssa Gratil	Jacob Hampton
Benny Johnson	David Dawkins	Drake Shadwell	Enoch Appathurai	Michael Bonner	Jacqulyn Powell
Christina M. Myles	Michael Lugo	Joffie John	Robert D Nock	Alberto Lopez	Spencer M Davis
Amarpal Singh	Alex Charlise	Shannon Cornelius	Jobin Varughese	Darnell PHILLIPS	Ben Sam Varghese
Jeremy Ancheril	Ajay Jossi	Justin Vaidyan	Susan George	Grecia J Moran	Paul Drechsler
Alexis McDowell	Tony Koshy	Kevin Lindahl	Charles Kannath	Ron George	Alvin Mathew
Abel Abraham	Keturah Cox	Joel Kannath	Deondra Lovett	Stephen John	Christopher Ninan
Sharon Jacob	Kristian Freed	Mathew Job	Gibsun Sunny	Shaun Ladhani	David Samkutty
Mathew David Rink	Tom Mathew	Tatenda Makuvatsine	Christine Varghese	Daniel Mathan	Bincy Sam
Febin Thomas	Gina John	Jacob Samuel	Michael Smith	Ajay C	Christopher Kurien
Dharamvir Sharma	Parvinder SIDHU	Litty Thomas John	Cumanda Angustia	Ruhan Philip	Sneha George
Massimo Vitali	Parth Chaudhari	Shelvin Sam	Thomas Chacko	Toji Varghese	Bless Ann Varghese
Jeena Zachariah	Badari Kommuru	Shaquille Greene	Jared Burris	Kevin Cesar	Thompson Varghese
Cynthia Cox	Allison Jacobi	Toriano Mayo	Lauren De La Garza	Diana Jimenez	Kevin Ramnaraine
Grace Jacob	Jennifer McDonald	Kathleen Discipulo	Jamal Jarrett	Stacey Joseph	Adeyemi Alabi
Mary Thevatheril	Uriah Morrow	Ezequiel Cruz	Parth Choksi	Willy Ekasalim	Pauline Munetsi
James Valloor	Rick McLean	Brittany McLean	Ruth John	Blessy Philip	Henry M Martinez
Wesley Ruiz	Peter Lac	Xavier Ifill	Kim White	Clay Ogbuiyi	John Nettles
Reginald Bailey	Danny Thomas	Ebin Thomas Sunny	Pradeep Puri	Natasha Jacob	Josue Flores
Joel Newman	Jesse Espaillat	Shardae Anthony	Sibi Thomas	Lauren Pennington	Garen McConnell
John O'Connor...	Kaitlyn Samuel	Adam Watson	Samuel George John	Jeff Mathew	Karl Blomberg
Elizabeth Ifill	Ebunoluwa Lesi	Christine Bithorn	Philip Jeffry Abraham	Elizabeth Thomas	Neal Abraham Thomas
Lizzie Noumi	Julima Seymour	Belinda Santiago	Simon Alexander	Blesson Mathew	Mark Williams
Noel Wilson	Jeffrey Mathew	Rachael Jennings	David Punnamannil	Sam Daniel	Justin Thomas
Jeena James	Jessica Oglesby	Jonathan Marrs	Ariel Santiago	Jonathan Wallace	Alex Burke
Betty Samkutty	Vidya Iyer	Reba Mathew	Teena Chander	Susan MATHEW	Mathew K Mathew
Rachel S Mathew	David ONWUKA	Nithen Kizhkkethara	Kelechi Onyekanne	Robin Mwongera	Robert A Stewart
Michael Abraham	Raiza Samkutty	Christina Bloodgood	Kiki Yaw Sarpong	Jeffrey James	Joby Alexander
Bryan Alvarado	Alfani AK	Nasrin Afshar	Calwin Mathew	Moses Pacheco	Feba Abraham
Praveen Pachava	Cherian Kurian	Nicolli Santos	Isaac Atkinson	Shereene Manimala	Manoj Kunchala
Nina Munetsi	Joshua Thomas	Christopher Thomson	Stanley Thomas	Ben Thompson	Alan Kurian
Robin Thomas	Vernon SKINNER	Suzanne Adjani-Aldrin	Shelley Luehring	Nathan Trotter	Daniel Perumal
Clara Adjani-Aldrin	John Kancherla	Tyson Thomas	Tylor Froese	Steven Thomson	Jane Thomson
Chris Thomson	Maximillian Sanden	Felix John	Zach Pottanat	Daniel Loflin	Jordon KOPRESKI
Dorcas Okunola	Connie Hastings	Hargis Jerome Silvels	Michael S Fischer	Marcel Clopton	Nicolas Alberty
Latanja Chambers	Seriba Diarra	Jeswin Chacko	Kendrick Mccomb	Kimduong Duong	Sriram Sundararajan
Nathan Lackey	Israel Carrion	Blesson Philip	Steve Barnett	Richelle Ivey	Daniel Cowan
Darnell Bonds	Taslimm Quraishi	Isabella Gipson	Scott T Mendell	Kimberly Christine	Rajavardhan R Likky
Yassar Arain	Jay McArdle	David Lopez	Nicholas Smith	Kurtis Meyer	Jefferson Baker
Monsu Mathew	Anthony Chastain	Paul Sameluk	Daniel Moroko	Bijan J BORAH	Matt McAllister
Alexander Abundis	Anoop Abraham...	Amelia Quinn	Anna Oswald	Dohyun Lee	Jessica John
Tyronda Simpson	Praveen Samala	Amrita John	Katharine C Blakeslee	Dominique Lavoie	Reggie John
Taeseon Yoon	Akil Pinnock	Madhu Mohan...	Melody Hawkins-...	Roshni Ravikumar	Ashvin Cherian
Alex Pappy	Lesley Rajan	Sunil M Thomas	Anshuman Rawat	Vanessa Fry	Gregg Snider
Sharad Saxena	Chris Bergin	Jiju Mathew	Aamod Samuel	Shabli Powell	William Forsythe
Ernesto Nieves	Houston George	Jose Jaimez	Andre Philogene	K R	Rejina A. John
Jilu Panicker	Jacob George Jr.	Lesley John	Michael Britton	Joab Alexander	Vince Lundgren
Eva Maria Michelcic	Willie Buggs	Abhishek Rathi	Vimal Dolatrai DESAI	Chinsu Shajan	Chinwenwo Weli
Mark Wolfe	Christina Culbert	Serghei Buciuscan	David Daly	Alexandra Maund	Arteria Woods-Boles
Jinu P Mathew	Walter Lewis	Odalys Santana	Sthashah Barlatier	Zakir Khimji	Ashly Galindo
Jess Chonich	Jason Scott	Trolette Doe-Williams	Joseph Daniel	Ryan Crider	Ashlin Mathews
Bharathi Nanjappa	Janet Kay Herring	Eswaraiah Challa	Jennifer Cho	Joel Sajan	Jeswin Varghese
Neville HEMMINGS	Shan Kadalimattom	Mohamed Jabbar	Sarath Chandra Kum...	Adam Martin	Josemon Chemmachel
Jerry James	Leroy Simon	Jessica Simmons	Lela Elliott	Vikas Batra	Von Marsh
Austin Weber	Adil Ansari	Eddie Ackerman	Linda Cobarruvias	Jason Langdon	Ronald Allen
Aarian Parnia...	Lafras Behrens	Tony Joseph	Nathaniel Ohemeng	Mayble Thomas	Ronel Delva

Jose Cherian
Jerry Oommen
Stephen Willis
Tamika Moore
Michelle Nicolai
Jonathan Cox
Phebe Varughese
Ericka Battle
Isaar Sadr
Bryson Hearne
Jaime McDaniel
Pervez Khaled
Anitha Benjamin
Jasmine Menachery
Sibil Thomas
Abe Mathews
Abin Mathew
Allen Luke
Creg Canalizo
Jonathan Abraham...
Josh Raju
Darshy MEHTA
Varadharajsah...
Rishi Singh
Dana C Zevecke
Steve Chu
Yolanda D Dixon
Jason John
Yogendre Kumar Patel
Tony Abraham
Reuben Thomas
Angela Tyer
Daniel Toleafoa
Christina Levy
Toni-Tiara Rapley
Benjamin Mikkelson
Vincent Hart
Julian Fiatoa
Jordan Paul
Ryan Gardner
John Cowan
Ryan Nash
Pradeep Singh
Eero Pikat
Cristian Nicolaescu
Ethan So
Tracee Robinson
Etinosa Agbonwaneten
Midhun Thomas
Charmaine Batayola
Marianida D...
Jacob Carter
Anil Kumar
Jobin Abraham
Andrew Lee...
Denise Neary
Cheryl Ririe
Oommen Chacko
Noel Thiesing
Susan Schlatholt
Alain Lile
Christopher Dean
Andrew Pitakos
Craig A Savery
Evrim Taskiran
Zara A Perumal
Paul Rubillo
Chang Lay Koh
Nilsa Luna
Moumita Ghatak
M Freda
Winston Griffin

Ranjeet Reddy Kotha
Dan Hatcher
David Cuevas
Matthew Varkey
James R. Winston
Robert Craddock
Kishore BATCHU
Stanley Samuel
Chris Alexander
Jack Hazley
Jencil Joseph
Ben Oomman
Ashbel Benjamin
Joel Thomas
Bobby Mathews
Temitope AINA
Veronica Torres
Jobin Samuel
Joshua Menezes
Sargon Isaac
Scott Frazier
Zoltan Udvardi
Shiva Prasad Kolipak
Sherry Thomas
Justin Sam Abraham
Shanelle Woodard
Alonzo Mervebaby
Gillie Abdiraxman-Issa
Stephanie Nielsen
Chan Lengsavath
Olatomide K Owolabi
Brian Harris
Brooks Luckett
David Holloman
Brian Caplan
Jean Chunga
Natasa Buntic
Lisa Cheney
Joshua Kurian
Ashutosh Goyal
Mike Goodman
Christopher Prellwitz
Jabari Hendricks
David Stephen...
Praval Panwar
Danika Salmon
James Collins
Duane Soos
Folasade Olupitan
William Sasson
Brandon Zimmerman
Rogelio Giraldo
Vishal Arya
Emanuel Russom
Austin Parker
Michael Gazda
Qiana Coleman
Manouchehr...
Diane Daniels
Pratik V Bauva
Dawn Elford
Heejoon Um
Zaneta G
Anthony Scavone
Karthik Gopalakrishnan
Bryce H SMITH
Joseph Park
Kim Malone
Arindam Banerjee
David Louie
Jennifer Grek
Trang Ho

Mitch Stromquist
James Brown
Matilda Dada
Tony Nguyen
Olamide Akinola
Viju George
Arthur Nerbas
Kenneth J Gibson
Rishi Singh
Annette Thomas
Shyam Kamisetty
Eno Oommen
Beaulah Constantine
Maryann Thomas
Jemimah Shaji
Sybi Mathew
Abin Babu
Shan Joshua
Marcus Lagerkvist
Joseph Ivankay
Tyler Kearns
Dessy Ethakkan
Sijin Mathew
Joanna Michelle...
Deepak Kumar...
Nick M
Kieran Grimshaw
Shyam Kumar Gopal
Lerone Sims
Gabriel Cherian
Jason James
Jeanette Kernizan...
Ian Bone
Thomas Wilson
Atiya Chase
Michael Swift
Nicholas Airdo
Sheikh Sadiq
Joseph Solomon
Bekir Atahan
John Kobe
Nick Dwyer
Cindy Yang
Tulsi Patel
Evet Campbell
Dan Revel
Tina Tehoda
Mariya Pak
Padam L Dhaurali
Lance Johnson
Albertico Maduro
Stephen Giordano
Suresh Dande
Bankole Segun Dele
Melissa Chapman
Paolo Rodriguez
Dinh Quang Le
Frank Wright
Farzana Kabir
Victor Daniel Muñoz
Riley Boeth
Lori Gi
Sean Koshy
Eu Tica Fields
Rakin HAQUE
Eduardo Mora
Marc Livernois
Rodney Wright
Mark Shah
Jaimie Shores
Dan Braem
Marvin Rauch

Samuel George
George Wilken
Hannah Gwaltney
Ashwyn Sam
Jonathan Bailey
Daniel Mathew
Arun Abraham
Jessica Jenkins
Jennifer P
Jacoby Kingston
Lindsey E. Garner
Qiongqiong Chen
Danny Varghese
Joel Charles Hammond
Enekhai Oshobugie...
Bharat Kumar...
Jason Luke
Austin Gresmer
Adam Tabieros
Tuelo Baikgatlhi
Travis L. Naser
Kaiser De Kam
Alie Tawah
Usha Ravi
pram c
Anusha Kilaru
J. P. Marie
Elizabeth S. Owens
Mark Lucanic
Evan Peet
John Kurian
Erica Burton
Cameron Lynde
Rachit Agwania
Allan Dsilva
Virgilio Yabut
Arun Ramachandran
Griffin Feller
Joseph Thottukadavil
Olubunmi Osanyinpeju
Loic Konan
Mohammad Obeidallah
Brian Murphy
Alexander Kurikeshu
Kilolo Stritzinger
Desirae Parette
Juan Velasquez
Sarvesh Sharma
Gyver Vick
Victor Nieto
Amit Poudel
Rod Hooker
David Mathew
Charles L Barthalow
Haitham Aldawas
Pedro Dupouy
Heldana Tewodros
Patricia Jiles
Megan Baghaturia
Eric Daniel Townsend
Douglas Scott
Sopheap Khith
Hudson Hong
Jorge Andrés...
Paul Emmitt
T Scott Wolford
David Kranz
Brian Lester
Javier Martinez
Kyle Kroeger
David Avasthi
Philip Elie

Ben Thomas
Eray Kahraman
Garrett Pena
Alissa Keysor
Yonna Heath
Arnol Rosales
Muneeb Arain
Jessica Pond
Oluwaseyi Okeowo
Steven West
Chris Noel
Alex Kurian
Christopher Coleman
Eduardo Uribe
Feeby John
Justine Panicker
Shawn Thomas
Benjamin John
Kedra Woodard
Toby Abraham
Joshua Chodniewicz
Vlad Sandu
Anders Horndahl
Gloria George
Gerard A Desmarais
Sudhanshu Shekhar
Somini Mathew John
Stephanie Moore
Luca Ceolin
Dominic Rosato
Caroline Kidd
Harmonia Peet
John Nehme
Shavonia Lewis
James Gallagher
Dennis G Shin
Charles Caldwell
Seth Linkhart
Keithland Levy
Jitendra Chaudhari
Charlotte Avila
Matthew Scherer
Hai Hoang Van
Anil P Jacob
Jean-Paul...
Natraj Sarma
Nhi Hua
Michael Kunkel
Vin Sern Lim
Guoming XU
Chukwuoma Ngoka
Khalid Rasti
Md Shahadat Hossain
James Wilson
Jose Muniz
Lance Shaffer
Nathanael Tewodros
Jorge Arturo Sánche...
Christopher George
Brett Prince
Akanksha Agarwal
Lawrence Chong
Jeremy John
Greg Gonzales
Eric Mollison
John Renals
Jack Route
Curt Garner
Daniel Johnson
Jan Brusko
Chad Strauss
Kevin Yoder

Thisal Jayasuriya
Angelo Hilaire
Priscilla George
Joshua Moore
Adam Perry
Stanley Stalnaker
Shourav Zaman
Sherri Jefferson
Ryan Guedel
Debora Redigolo
Sam Kuriakose
Donald Salas
Jessica Menachery
Vijay Cherian
Faustina Iroha
Brandon Sitz
Ashley Thomas
Bryson Hall
Shane White
Justin George
Ashish And Sonia...
Constance Washburn
Utsav Patel
Aaron Mitchell
Stanley Miller
Nibin Samuel Babu
Michael Johnson
Josimar Garcia
Shawn Benny
Emmett Gwaltney
Karen Snyder
Miguel Angel
Justin Thomas
Paramanaden...
Olumayowa Bello
Kevin Welch
Equislaure Gabriel
Brad Hayden
Jahvon Exodus
Thomas Pozuc
Sina Younesi
Arione Williams
Chambria Dalhouse
Davd Bemoras
Manuel Zariquiey...
Jeff Addison
Venkata Kakarla
Paul Patterson
Jason Ault
Sumanth Mattapalli
Angelo Romero
Benjamin Ziegner
Ravishankar Vittoba
Kameran Hildreth
Steve Mathew
Christopher Guillou
Ezinwanne Akparu
David Segalla
Dapo Lediju
Bachubhai Patel
Scott Wilson
Shelly Segalla
Jan Denk
Sheena Manalel
Nicholas Fitzpatrick
Casey Swearingen
James D DeShong
Glenn Brandon
Marko Kudjerski
Cristian Jesus Gomez...
John Chen
Wilfred Tso

Mark Horvath
John Mead
Benjamin Arthungal
Sarita Avery
Aaron Hornyak
Alexander W Staab
Prashant Satoskar
Fidelis Doh
Nicholas Kartos
Matteo Galimberti
Kenedi Hall
Raul Ochoa
Pejman Eslami MOKRI
Mohit Kumar
Deepak Patil
Alexander Ho
Steve Akins
Ramesh Kumar
Jeannette Paxia
Ronn Mercado
Debra Kuo
Mary Bui
Lawrence Beavers
Michael A. Mohr
Alexandra MacLean
Justin Ramos
Shana Mammen
Rosangela DiManto
Claudia B Schwartz
Nickaih Newell
Navjot Kaur
Joel Vega
Brett Smith
Yolanda Merriman
Tamara Jordan
Todd Morris
Darin Brockman
Majesty M KIDD
Dipendra Tiwari
Bartley S Weddington
Loretha Pennix
Myles Kidd
Michael Teske
Thomas Martin
Akash Jain
Michael Yun
Rajesh Sansi
Kar Lun D. Ng
Arun K Subramanian
Felix Faulhaber
Bryan Van Vranken
Laura Garcia Aguirre
Rob Koncius
Rajamani Ganesh
John Hanger
Cecil Mathew
Matt Cooper
Sugin Samuel
Kenneth Johnson
Adam Barlow-Heal
Jason Kanjiravilyil
Michael George
Kymberly Richard
Ronald SCHEELER
Will Zager
Khalid Mahmood
Mike And Susan...
Bobby Sabas
Justina Tomi
Larry Daniels
Dana Dilks

Siby Oommen
Asad Ali
Anish Jhaveri
Massimo Mazziotti
John C. Vande Gevel
Jeffrey Bassett
Jonathan Young
Khang Chau
Jon Billman
Sunil Bhatia
Gary Gilbert
Sonja Palmer
Khary Gray
Hubbard Galbraith
Venkatesh Hiware
Hans Ulrich Elsner
Larry Lyday
James Weber
Daniel Oh
Marc Russell
Janyaporn Miller
Bret Plante
Javed Abulkalam
Suby Sadan
Ryan Humphreys
Cody Ramos
Drew Gregory
Stephen B. Reid
Dina Stillitano
Love Srivastava
Mathew Koshy
Payam Pourjavad
Lorraine West
Randy Lo
Oleksii Toporkov
Mehdi Khan
John Deren Gibson
Bryant Boon
Benson Samuel
Jeanmarie Ramos
Igor Yakubov
Brenda Osorio
Nakieia Watson
Gianfranco Giannella
Prateek Amar
Johnny Pan
Juksel Gabriel
Martin Batek
Cory Greak
Shaji Daniel
Prince Kumar
Kirk Crenshaw
Martin Nwosu
Michael Tobin
Polly Hammond
Cyril Cheriyan
Clifford Champion
Michael GilletteBerg
Sia Small
Joshua Rogers
Danny Lee
Benjamin Ansell
Austin Isburgh
Anit Alexkutty
Matthew Kamp
Chris Saldanha
Anestis Fachantidis
Curtis Guest
Stephen Abraham
Joshua Dennis
Evelyn Castillo

Jacob Schomaker
Hugh Brownlee
Rajesh Tibrewal
Samuel Kim
Aaron N. Carmichael
Jeffrey S. Hamren
Anita Mitchell
Minh Cang
Alexander Koppisch
Venus Coons
Michael Kawas
Brett Fox
Paulius Jurėnas
Ram Prakash
Arvin Shirinyans
Alexandru Dobre
Tammy Deardeuff
Charles Robert...
Marlo Mosser
Aniya Rodriguez
Kailas Deshmukh
Jason Nagler
Charles Kelly Jr
Anthony Ostrea
Shalonda Green
Melissa Boerst
Maiyaki Umar
Harvey Waletzko
Benjamin Peters
Mark Shah
Lillian McGeehon
Desiree Miller
Daniel Riveramedina
Julian Grace
Steve Kwak
Muyeedul Hoque
Rick Mouer
John Bennett
Rushil Ramachandran
Lovely Shine
Rhizza Adams
Steve Willis
Albert Zhang
Christian Wohlfeil
Paul Kuehne
Himanshu Sharma
Jean Pierre Mobasser
Tim Amundson
Mark Divine
Mark Jessan...
Roberto Torrent
Eric Glidden
Anthony Runnels
Alan Gardenhire
John John
Anita Roxanne Benner
Adnan Ahmad
Aju Thomas
Hillary Rebollar
Ryan Spyker
M A
Giacomo Marchese
Josh Sasfy
daisym ladika
Matthew Morford
Mark Mariampillai
Sonia Geevarughese
Roxanne Foster
Karen Stark
Sushil Mammen
Jenson Cherian

Michael MCGINNIS
Yung Hsiang Shen
Jesse Popoff
Jonathan Elie
Brandon Bieda
Chung En Huang
Youyou Lu
Jonas Hines
Christian Oevermann
Charles E Kirkendall III
Ryuji Morishita
Lai T. Nguyen
Paul Skillen
Lamardo Davis
Scott Holbrook
Richard Ho
Joseph Cho
Luis Eduardo Perez
Caleb Janney
Ayesha Hayat Khan
Jagruti Patel DDS
Mitchell Gosvener
Christopher Carr
Srinivasan Gudapati
Nick Fischer
Harinatha Raja
Jacqueline Bennett
Muhammad Hafeez
Denton Cassidy
Ricardo Molina
Gregory Hilty
Kiran Golukonda
Franklin E Njubigbo
Grace Collier
Mitchel Noble
Daniel Orta
Thomas Schiltz
Rodrigo Motta
Priya Jacob
Stephy Thota
Shaun Skubal
Charles Mokuolu
Frantz PetitFrere
Murali K Bandaru
James T Jewett II
Andres Reyes Gebhart
Alan Regala
Anthony Jackman
Basil Joseph
Allen Henry Balch
Ramez Mourad
Anne Oshman
Kim M Peterson
Jacob Simon
Phil Hung NGUYEN
S. Matthews
Kristian Hernandez
Yohannes Bulcho
Rex Zachariah
Ajay Oomman
Tim Hopkins
Rijo Mathew
Andy Echols
Betsy Varghese
Amy Cheng
Abbey Chacko
Ravi Kumar Makam
CL Flores
Maurice Cheeks
Sergei Heller
Kweku Hanson

Ayman Anabtawi
David Chalmers
Ronald Holman
Stephen Hightower
Dung Tran
Romano Zampierollo
Tyler Tingstrom
John Odulio
Sebastian Tillmanns
Jose A Gelpi
Phong Lam
Alex Franco
Joseph Bynum
Jack Sullivan
Ezekiel ASHAMU
Bettie F Stieglitz
Amanda Molina
Sean Bolding
Isaac Lee
Hariprasad...
Theodore Woodstock
Prabu Devanesan
Niranjan Kavitkar
Tobin Jacob
Casey Fetzer
Karina Ciriaco
Samuel Munoz
Fanglin Huang
Joshua Ryen
Cody Breasseale
Amanda Lee
Wayne Pitter
Robert Becker
John Oh
Jorge Emilio Robleto...
Majesty KIDD
Brad Bauerkemper
Dan Yim
Amy Thompson
Aaron Chester Saari
Nicholas Brown
Danielle Illing
Cheyanne Kinf
John Griffiths
Frank C Chan
Marc Saddik
Ding Wooi Diong
Scott Gilger
Shanmuga Ramadoss
Mariska Mulder
Burak Memis
Francis Liu
Sarah Zhou
Sajan Johnson
Jay Woodstock
Drew Spennato
Shannan Abraham
Alen Zacharias
Arielle Corpening
Bryce Portie
Ben Cherian
Luke Sturm
Vincent Kanagaraj
John Flinn
James P Hidlay
Yusuke Takagi
Georgy VARGHESE
Jacob Thomas
Mark Smith
Melissa Heidrick
Mary Caruthers

David Huang
Scott Bieda
Kirsten Popoff
Vishwanathan...
Nathan Bieda
Timothy McCollough
Skyler Hester
Chris Carter
Clayborn Taylor
Rajesh Hazari
Steve Smith
Jesse Darron Smith
Antonio Betancourt
Sherry Nicholas
James Noonan
Tami L Wolf
Eric Trejo
Jianmin Wang
Darrell Fitzgerald
Krishna Yonzon Lama
Daniel Ryan DAY
Cory Waletzko
Matthew Armistead
Johnson Oluwatosin...
Timothy Monley
Humbert Macias
Robert Rosenbloom
Donta Gans
Joshlyn John
Thomas Gardner
Felipe De Jesus Robl...
Clyde Cox
Shreekanth Kyatsandra
Michael Zachary Davis
Adhitya Bhatia
Ivan Sakotic
Tim Carmon
Bryton Kim
Jerry Davis
Jeffrey Allen Ceglarek
Varughese Kurian
John Daniel
Chris Franklin
Brian Cooke
Jason Spitz
Sam He
Steven Browning
Sakthivell Vijayakumar
Christopher Queitsch
Justin George
Amy OBrien
David Lucas
Richard Koncius
Mohammed S ALSAHIL
Zach Johnson
King Tomlinson
Aidan Wolf
Anitha Durgam
Todd Lukens
Taylor Andrews
Danny George
Jeff Young
Hubert Delany
Sasha Pasic
Alan Lee
Stu Grubbs
Rupal Shah
Quinn Taplin
Global Media Group...
Zakiya Haji-Noor
Ricky Souradeth

Jonathan Chennakattu
Rachel Hatch
Hareesha...
Conner Crawford
Kevin B Hart
Aaron Podiyan
Genet Ketema Kebede
Christopher Adams
Nicholas Bell
Cory Turner
Kenny Klaus
Jordan Truesdell
Lakshmi Cheedella
Arjun Kannan
Stephen Samuel
Stephen Battaglia
Chris Pugh
Karl Vance
Jim Rinier
Joseph Daniels
Greg Mitton
Parker Overturf
Benedicta Hanson
John Oliver Lines Jr
Engjellushe Vide
Eugene Mc Elroy
Andrew Stone
Prasanna Kumar...
Marcell Benkes-Toth
Rajeev Ahuja
Cindee Robinson
Kerry Adler
Leigh Middleditch
Brian Oneschak
Milankumar Patel
Barthelemy Diouf
Mary C. Barnett
Hollis M Fritts Jr
Jennifer Irvine
Shemicka Adams
Ramu Maragoni
Leon Rafael De La...
Tulio Solorzano
Antonio Gamboa
Patricia Adame
Charlene Knoetze
Marko Dimitrijevic
Mick Gole
Joseph Bocardo
William Lippmann
Leonardo Prieto
Jay Pennock
Victor Rodriquez
Neil Dinh
Kay Ogi
James Phaneuf
Genesis Milam
Matt Crager
Sylvia Mckewon
Nathen Carslake
Jerry Aponte
Marius Bancila
Jose J Suarez Parra
Aaron K
Householder...
Eric Leijonmarck
Joshua Koshy
Colin Haines
Nick Ross
Jivin Joseph
Nathan Zuber
Richard Anderson
Usman Mahmood
Susan Roberts
Brodie Kalamen
Rachel Sixtos
Joel Jacob
Goran Obradovic
Princess Verlyndia...
Jeff Shaddix
Thomas Robin...
Milen Vachev
Matthew Rostermundt
Shawn Tolidano
Joan Taylor
Renato De Leon
Sunil Kalia
James Richters
Mitchell Womack
Tyler Locke
Reji Alex
Sina Nikayin
Adan Farrah
Martin Peltz
Wilfred Cabahug
Jeswin Varughese
Garrett Chan
Vicki Stokes
Katya Acuna
Paul Lundgren
Brian Johnson
Clyde Tenn
Richard K Georges
Samuel Coomes
Gregory Mace
Peter Banos
Melvin Harrison
Yuan Chang
Jonathan Lok
Seshadri Das
James Benson
Miguel Estrada
Jamie Martin
Kimberly Martin
Billy No
Robert F Bentley
Robert Jackson
Moses Baranello
Herval Freire
Laura Marie Symmes
Gerald Pitts
Amani Latson
Bobby Silaphet
John Grund
Antonio Corona
Hamid Rezaie
Edgar Torres
William George
Pejman Moradi
Parineeta...
Stan Abraham
Maikel Hajiabadi
Tim Nelson
Antonio Del Pozo
Daniel Walter
Mohinder M S
Amber Preziosi
Kenny Zhou
Leo Perez
Michael Sandler
Jinger Lough
Hannah Debault
Paska L Reed
Dyon Morgan
Colton Sanford
Michael Sanders
Jeffrey Morgan
Bright Thomas
Tatsuya Kaihara
Joel Jacob
Vicente Williams
Jonathan Vaught
Lane Hayden
Rakesh Sharma
Hector Bosa
Jaye Moore
Joshua Perry
Joseph Wicks
Kevin Tsang
James Chan
Christian Heininger
Long TRAN
Aravind Babu...
Angela Chnapko
Ryan Olaguer
Lakshman Kumar...
Rohaj Puri
Raghunath...
Blaer L Gonzales
Patrick Eddington
Mayu Morita
Dionne Tennant
Viswanatha...
Michael J. Scales
Jitendra Pongurleakr
Aaron Dobson
Julian Reyes
Adrian A Hughes
Islam Noaman
Michael Martin
Chiragkumar Patel
George Gergely
Simpson Brown
Jonathan Hendrickson
Jeneen Sweet
Mark Soltz
Mark Everingham Jr
Raul Flores
Ryan PRESCOD
Dorian Nasby
Kathleen Boehler
Christopher Hanson
Nisha Krishnaiah
Ryan Thomas
Joseph G. Denison
Omokayode Thomas
Hannah Samuel
Benjamin Garcia
Jesstin Abraham
John Snow
Wilfred Ngonga
Tuna Yönden
Inaki Lopez
Joel Varghese
Nicola Lopes Da Cruz
Malikah Waajid
Brian Beamer
Kristofer W. Meyer
Daniel DeCastro
Tariq Bamadhaj
Shakil Khan
Colin Skaria
Isaac Cudjoe
Stephanie Parker
Tim Partin
Robin Stephen
Latifah Dortch
Lonell Holliday
Nicolas Perlick
Cody Crawford
Joji John
Bruce Zakee Rasheed
David Ramirez
Francis Aminkeng N...
Jacek CUDO
Mary Gaines
Shuang Wu
Milton Santillanes
Marc Wüerttemberger
Dawn Troupe
Kevin Luongo
Marybeth MURRAY
Simon Tan
Jeffrey McKay
Seth Cohn
Andrew Adegboyega...
Debra Paschket
Balaji Chakravarthy
Terrence Browning
Andre Redding
Raul Denegri
Paer Adam Barkman
Terrell Richards
Margaret Hermel
Andrew Anderson
Stuart Patton
Michael Inboden
Tamara Dotson
Joe Connolly
Daniel Spencer
Amey A Scannell
Jackie Womack
Jenna Shapiro
Brandon Judy
John Scott
Jeffrey W Croomd
Taisha Dent
Sean McCutcheon
Harish Kakkerla
Toshio Takeya
Stephen O
Randolph Peters
Jonathan Kohler
Katie Kobetsky
Glc Markets
Gokul Nune
Reed Buck
John Hammond
Csaba Mészáros
Caitlin Woodward
Joshua Thomas
Zack Whitman
Neil Koshy
Sheena Kurian
Venkatesh Sandilya
Princess Flores
Geogy Philip
Phil Varghese
Marvel Philip
Stanly Philipose
Hayden Greer
Jason Cheru
Ehab Rezk
Brian Chapman
Fahad ALARADAH
Shariq Mirza
Juanetta Holt-...
Christopher Crugher
Brett Nilsen
Bayo Ogundele
Jose Higareda
Cynthia Richmond
Pete Gonzalez
Andres TOVAR
John Caldwell
Anthony Olson
Daniel Rojas
Julie Smith
John F French Jr
Bruce A Corlis
Todd Bierman
Michelle Nesmith
Cynthia A. Martin
William H Coram Jr
Kirkland Kraines
Dan Schibel
Stephen Meyer
Terry Simmons
Henry Okeke
Badrikumar Patel
Marc A Pierre Louis
Robert Shane Wilder
Rocco Giordano
Raghav Kashi
Ankit Bhansali
Edward Weaver
Narayan Subramanian
Jordan Gray
James Emerson
Todd R
Jeremy Moloney
Glenda Flood
Jeff Zilch
Yacoub Al Qsous
Tracy Rookard
Simon Emsley
Glenn A Rossman
Juan Bautista Triulzi
Durga Ravindra
Tamara Navarrete
Alexander Kirchgesner
Axel Walter
Tony Varughese
Kevin Chessher
Michael Sitarzewski
Noble Mathew
Kendall Montgomery
Marius Kubilius
Fred Barrolle
Gabriel McQuinn
Lince K Varughese
Debbie Pryse
Ryan Thomas
Miles McGriff
Robert McCleve
Jennifer N Whitlow
Steven Bykowicz
A Cami
Donald P West
Jocelyn Zachariah
Dries Driessen
Biju Jacob
Corey Fladger
Daniel Vergara
Joel Cohen
Richard Armstrong
William Scott Ducar
Virang Doshi
Harrison Lane
Christopher Lawrenc...
Nancy Smith
Erick Jovan Garcia D...
Robert Blair
Ana Alvarado
Stephen Davis
Roland Green
Doyle Scott
Taylor Bennett
Robert S Boudreau
Michael Harkness
Taylor Turnbull
Christopher Ranese
A J
Maria Batista
Sean Lennon
Dennis Correa
Kristel Johnson
Pawel Sz
Jimmy Black
Ruben Bastell
Dave Godde
Perry M Chappano
Richard Lemon
Esther Wong
Ben Langford
Ron Painter
Patricia JILES
Milovan Kovacevic
Cody Collins
Rudolfo Munguia
Sahr Pimbi Sorie
Dariana Francois
Brandon T. Mascorro
Vladimir Coho

Thank You!

From the Immersed Team



Renji Bijoy

Founder & CEO/CTO

Georgia Tech AI Master's (#3 Computer Science gradschool in the US) in Machine Learning, 800/800 Math SATs, Techstars portfolio founder (top 0.1%), lead software...



Kit N.

Chief Marketing Officer

Co-founder of Pantelope (7-figure sale in 2023); led multiple departments as an expert in strategy for data-driven scalin...



Cliff C.

VP of Intelligent Systems

UCLA Mathematics, UCSD CS (AI), Peking University MBA. Nearly 20 years in technology startups, from AAA Games/VF...







Romeo C.

Director of AI

4.0 GPA in Georgia Tech's AI Master's Program, Advisor for Udacity's AI Courses, saved Ecuador's largest Enterprise...



Joe B

VP of XR Development

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR...



Josh K

Head of Content

10+ years experience in creating product & content strategy. Led the top performing product and UX teams at Synchrony...



Alberto J

SVP of Immersed Applications

10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech...



Mitu K.

Head of QA

Unity-certified programmer with 5+ years of industry experience and software test engineering focus.



Ryan Y.

Head of Partnerships & Commercialization

President's club sales leader. Now leading Immersed's community management efforts building an engaged and...



Sarah B



Kennedy K.

Director of Accounting / Controller

Valedictorian of graduating class of 500 students, Magna cum laude in continued education (full academic...

Technical Recruiter

MBA graduate with 5 years of project management and recruiting experience in business and technology-...



Tatsuya Y

Mac & Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest...



Scott S

PC Developer

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at...



Chris H.

Director of Technical Art

Holds a Masters of Fine Arts in Visual Development paired with 10+ years of engineering and game engineering experience.

Khalid

Khalid M.

Senior Unity Engineer

8+ years of Unity engineering experience in development of massive multiplayer online games, AdTech, and spatial...

Amin M.

Amin M.

Senior Unity Engineer

Holds a masters of science in

Aman

Aman O.

Senior Unity Engineer

Expert software engineer in

artificial intelligence and has nearly ten years in software game development.

Unity development. Most recently was a senior Unity metaverse developer for Tata...

Diego M.

Diego M.

Software Engineer

Software engineer with 15+ years of experience spanning across teams that focus on web, infrastructure, and API...

Jaye M.

Jaye M.

Senior Unity Engineer

Has served as Head of Development roles prior to joining Immersed where he now uses his expertise for front end...

And Others

And Others

Hardware Development Team

Details

The Board of Directors

Director	Occupation	Joined
Renji Bijoy	CEO @ Immersed Inc.	2017

Officers

Officer	Title	Joined
Renji Bijoy	CEO	2017

Voting Power

Holder	Securities Held	Voting Power
Renji Bijoy	4,000,000 Common Shares	28.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2020	$55,356		Section 4(a)(2)
08/2020	$1,070,000		4(a)(6)
03/2021	$653,516		506(c)
04/2021	$3,775,965		4(a)(6)
04/2021	$3,708,749		506(c)
08/2023	$450,000		Section 4(a)(2)
09/2023	$2,999,917		4(a)(6)
03/2024	$270,000		Section 4(a)(2)
05/2024	$67,600		Section 4(a)(2)
07/2024	$1,000,000		Section 4(a)(2)
07/2024	$420,000		Section 4(a)(2)
07/2024	$425,000		Regulation D, Rule 506(c)
08/2024	$1,724,300		Section 4(a)(2)
09/2024	$75,000		Section 4(a)(2)
11/2024	$1,000,000		Section 4(a)(2)
01/2025	$50,000		Regulation D, Rule 506(c)
02/2025	$132,900		Section 4(a)(2)
	$1,295,722		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/31/2023	$450,000	8.0%	20.0%	$150,000,000	08/31/2025
07/10/2024	$1,000,000	8.0%	10.0%	$150,000,000	05/23/2027
07/31/2024	$425,000	8.0%	10.0%	$150,000,000	05/22/2027
08/31/2024	$1,724,300	8.0%	0.0%	$150,000,000	07/30/2026
11/26/2024	$1,000,000	5.0%	25.0%	$150,000,000	11/26/2027
01/30/2025	$50,000	8.0%	10.0%	$150,000,000	05/22/2027

Outstanding Debts

Lender	Issued	Amount	Outstanding	Interest	Maturity	Current?

Lender	Issued	Amount	Outstanding	Interest	Maturity	Current?
SBA	04/21/2020	$55,356	$0	1.0%	04/26/2021	Yes
Shopify Capital Inc.	03/31/2024	$270,000	$85,995	8.6%	09/10/2025	Yes
Stripe Servicing, Inc.	05/19/2024	$67,600	$0	7.3%	11/11/2025	Yes
Working Capital	07/15/2024	$420,000	$193,917	10.0%	07/11/2025	Yes
Shopify Capital Inc.	09/16/2024	$75,000	$84,750	8.67%	03/16/2026	Yes
Stripe Servicing, Inc	02/18/2025	$132,900	$123,237	7.0%	08/19/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	8,950,000	8,315,264	Yes
Common Stock	33,000,000	5,821,712	Yes

Warrants: 0
Options: 16

Form C Risks:

As an investor, you may lose a portion or all of your investment. Investing in our securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

The long-term success of Immersed will depend on the tech giants continuing to spend billions of dollars into research and development for the next generation of computing devices (VR headsets or AR glasses). We believe it is inevitable, but this is still technically an assumption.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We have never declared or paid cash dividends on our securities. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future.

Most VR App Stores are primarily made up of gamers who generally don't like paying for subscriptions, but Immersed is a productivity app that requires a subscription. But so far, we've been successful at conveying the message that it is not a game, and instead, it helps users be more productive.

There is no existing market for our securities and we do not know if one will develop to provide you with adequate liquidity. Even if a market does develop following this offering, the stock prices in the market may not exceed the offering price. We cannot assure you that an active

trading market for our securities will develop following this offering, or if it does develop, it may not be maintained. Our stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our securities at a profit.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Subsequently and until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

The market price of our securities is indeterminable because there is no existing market for our securities, and will be highly volatile and will fluctuate substantially due to many factors, including:
· market acceptance of our product;
· market conditions in the technology sector or the economy as a whole;
· announcements of the introduction of new products by us or our competitors;
· product development milestones;
· our ability to protect our intellectual property;
· litigation or any product liability allegations, investigation or claims;
· additions or departures of key personnel;
· developments concerning current or future strategic collaborations; and
· discussion of us or our stock price by the financial and scientific press and in online investor communities.

Our significant stockholders may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support. Our founder, Renji Bijoy, and our significant stockholder, Soveign's Capital, will hold a majority of the our voting shares of capital stock. Their large ownership stake may allow them to exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to our amended and restated certificate of incorporation, election of our board of directors, removal of any of our directors, adoption of measures that could delay or prevent a change in control or impede a merger, takeover, or other business combination involving us, and approval of other major corporate transactions.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Since we are currently only available on 3rd party headsets, we currently relying on

Meta/HTC/ByteDance/etc for distribution, but we are planning to be on even more devices in the future, and create our own.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of

Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Immersed Inc.

Delaware Corporation
Organized January 2017
26 employees
PO Box 40681
Austin TX 78704 https://immersed.com

Business Description

Refer to the Immersed profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Immersed is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less